

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 19, 2008

Mr. Kelcy L. Warren
Chief Executive Officer
Energy Transfer Partners, L.P.
3738 Oak Lawn Avenue
Dallas, Texas 75219

Re: Energy Transfer Partners, L.P.
Form 10-K for Fiscal Year Ended August 31, 2007
Filed October 30, 2007
File No. 1-11727

Dear Mr. Warren:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended August 31, 2007

Item 8. Financial Statements and Supplementary Data, page 82

Note 1. Operations and Organization, page 90

1. Please tell us what consideration you gave to disclosing information concerning the extent of your interests in jointly owned pipelines as discussed in SAB Topic 10:C. In your response please tell us the extent of your interests in jointly owned assets. Please include a table showing separately for each interest in jointly owned pipelines and equipment, your proportionate share, the amount of your share of pipelines and equipment, the accumulated provision for depreciation and the amount of pipelines under construction, if any, reflected in your balance sheets and your share of direct expenses of the jointly owned assets included in operating expenses in your statements of operations.

Note 4. Net Income Per Limited Partner Unit, page 111

2. Please tell us what consideration you gave to presenting earnings per share data for each class of limited partner interest. Refer to paragraph 61d of SFAS 128 and SAB Topic 4:F.

Note 5. Debt Obligations, page 112

Covenants Related to Our Credit Agreements, page 117

3. It appears that the covenants contained in certain of your debt agreements may limit the payment of dividends. In future filings please disclose the amount of partners' capital or net income restricted or free of restrictions or tell us why this disclosure is not applicable. Refer to Rule 4-08(e)(1) of Regulation S-X. In addition, please tell us what consideration you have given to the disclosure requirements of Rule 4-08(e)(3) of Regulation S-X.

Item 9A. Controls and Procedures, page 152

4. We note that you provide two different conclusions of management regarding the effectiveness of your disclosure controls and procedures. In the first paragraph you disclose that management concluded that your disclosure controls and procedures were adequate and effective to provide reasonable assurance that information required to be disclosed in the reports you file under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. In the second paragraph, the conclusion

regarding the effectiveness of your disclosure controls and procedures makes no reference to the reasonable assurance level. Please revise future filings so that your disclosures are consistent. Also, if you disclose that disclosure controls and procedures are effective at the reasonable assurance level, please also disclose that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. In addition, in future filings please disclose that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports you file or submit under the Exchange Act is accumulated and communicated to management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Refer to Item 307 of Regulation S-K and Rules 13a-15(e) and 15d-15(e) of the Exchange Act.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ta Tanisha Meadows at (202) 551-3322 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William H. Thompson
Branch Chief